EXHIBIT 3.1.2

EXHIBIT “A”
OLIE INC.
NOVATION AGREEMENT

OLIE INC., a corporation organized and existing under the laws of the State of Delaware, with an address of 300-838 Hastings Street, Vancouver, British Columbia V6C 0A6, hereinafter referred to as the Company, and ROBERT GARDNER an individual hereinafter referred to as “ROBERT GARDNER” in consideration of the promises made herein, agree as follows:

1. Agreement. On June 24, 2013, the Company and ROBERT GARDNER entered into an AGREEMENT under which the Company agreed to pay ROBERT GARDNER as further described in the agreement attached hereto as Exhibit A-1.

2. Novation. Company and ROBERT GARDNER hereby agree to extinguish the agreement referred to in Paragraph 1. Each party hereby relinquishes any claim that they had or may have had under that agreement and stipulates that this agreement constitutes a novation with respect to the agreement.

3. New Agreement. Company and ROBERT GARDNER agree to replace 100% of the amount owed from the Agreement (Exhibit A) with the following new agreement: Company shall issue to ROBERT GARDNER, Two Billion (2,000,000,000) shares of its Common Shares of stock pursuant to an agreement to convert the accrued principle and interest amount of Twenty Thousand ($20,000.00) USD to Common stock at a price of $0.00001 USD per share. Company shall also issue to ROBERT GARDNER, One Hundred and Four Thousand Nine Hundred Fifty Five (104,955) shares of Class “B” Preferred shares of stock pursuant to an agreement to convert the accrued principal and interest amount of $262,389.17 to Preferred Stock at a price of $2.50 USD per share.

4. Approval by Board of Directors. The Board of Directors approved the issuance of the above referenced shares by Unanimous Written Consent in Lieu of Meeting dated June _24_, 2013.

Executed this __24th __ day of _June_, 2013

OLIE INC.

/s/ Robert Gardner
____________________________________
Robert Gardner, CEO / Sole Director